The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated March 23, 2006

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 41 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated , 2006
Rule 424(b)(2)

MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes Due 2016

     The amount of interest payable on the notes will be 5.25% per annum from and including April 5, 2006 to but excluding April 5, 2011. The interest rate for the notes during the period from and including April 5, 2011 to but excluding the maturity date, or any earlier redemption date, will be 7.00% per annum, as further described below.

     Beginning April 5, 2011, we have the right to call all of these notes on any interest payment date and pay to you 100% of the par value of the notes plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to call the notes, we will give you notice at least 15 calendar days before the call date specified in the notice.

     We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities-Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes”, subject to and as modified by the provisions described below.

Principal Amount:	$	Interest Payment	Semi-annually
Maturity Date:	April 5, 2016	Period:
Settlement Date		Interest Rate:	5.25%, from and including the
(Original Issue Date):	April 5, 2006		original issue date to but excluding
Interest Accrual Date:	April 5, 2006		April 5, 2011;
Issue Price:	100%		7.00%, from and including April 5,
Underwriter’s			2011 to but excluding the maturity
Discounts and			date, or any earlier redemption
Commissions:	1.25%		date.
Proceeds to Company:	98.75%
Redemption Percentage		Book-Entry Note or
at Maturity:	100%	Certificated Note:	Book-entry note
Redemption Dates:	April 5, 2011 and on any interest	Senior Note or
	payment date thereafter	Subordinated Note:	Senior note
Redemption Percentage		Calculation Agent:	JPMorgan Chase Bank, N.A.
at Redemption Date:	100%		(formerly known as JPMorgan
Interest Payment	Each April 5 and October 5,		Chase Bank)
Dates:	beginning October 5, 2006;	Minimum	$1,000 and integral multiples
	provided that if any such day is not	Denomination:	thereafter
	a business day, that interest	Specified Currency:	U.S. dollars
	payment will be made on the next	Business Day:	New York
	succeeding business day; provided	CUSIP:	61745ETT8
	further that no adjustment will be	Other Provisions:	See below
made to any interest payment
made on any succeeding business
day.

     Terms not defined above have the meanings given to such terms in the accompanying prospectus and prospectus supplement.

MORGAN STANLEY

Supplemental Information Concerning Plan of Distribution

     We expect to deliver the Notes against payment therefor in New York, New York on April 5, 2006, which will be the ninth scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

PS-2